333 S.E. 2nd Avenue

Suite 4100

Miami, Florida 33131

January 13, 2023

Mr. Ruairi Regan
Office of Real Estate & Construction

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Re:	NRI Real Estate Investment and Technology, Inc. (formerly known as NRI Real Token Inc.) Amended Registration Statement on Form 10 Filed October 18, 2022 File No. 000-56395

Dear Mr. Regan:

On behalf of our client, NRI Real Estate Investment and Technology, Inc., a Maryland corporation (the “Company”), set forth below are the Company’s responses to the comments of the Staff communicated to the Company in the Staff’s letter, dated December 8, 2022, with respect to the Company’s Amendment No. 4 to the Registration Statement on Form 10 (the “Registration Statement”) filed with the Securities and Exchange Commission (“SEC”) on October 18, 2022.

We have revised the Registration Statement in response to the Staff’s comments, and the Company is filing Amendment No. 5 to the Registration Statement on Form 10 (the “Amended Registration Statement”) concurrently with the submission of this letter.

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Amended Registration Statement. Capitalized terms used in this letter but not otherwise defined herein have the respective meanings ascribed to them in the Amended Registration Statement.

General

1.	Refer to your response to comment 2. Please reconcile your response that “[p]rivate key(s) for the custodial wallet account(s) are held by the custodian” with your disclosure that the investor will hold the private key. In addition, please clarify what type of contractual relationship, if any, the purchaser of a Security Token has with the custodian, ATS, or Transfer Agent.

The Company advises the Staff that the private key for the Security Token, when created, will be held by the qualified custodian and deposited in the holder’s custodial wallet for which the applicable holder holds the private key. An investor would maintain their own qualified custody account services relationship with the custodian. A purchaser of a Security Token or untokenized share of common stock would maintain its own broker account relationship with the ATS. The Company maintains an issuer account with the transfer agent for transfer and investor services.

NRI Real Estate Investment and Technology, Inc.

January 13, 2023

2.	Refer to your responses to comments 6, 7, and 8. Please disclose the substance of these responses in your amended registration statement.

In response to the Staff’s comment, the Company has revised its disclosure contained on pages 61-62 of the Amended Registration Statement.

3.	Please briefly clarify the difference between book-entry and electronic, book-entry form. Please also reconcile your disclosure on page 1 that your outstanding shares of common stock are held in book-entry form and that there is no ability to hold issued shares of common stock in electronic, book-entry form with disclosure in the second risk factor on page 17 that investors cannot currently hold shares of common stock in book-entry form and the third risk factor on page 17 that investors may revert to book-entry form, “if established.”

The Company advises the Staff that the Company’s Transfer Agent has finalized the technology underlying the Company’s book entry platform and all shares of its outstanding common stock are now held in electronic book entry form with our Transfer Agent. The disclosure in the Amended Registration Statement has been revised accordingly.

Investment Company Act Limitations, page 5

4.	Please supplementally (a) identify the exclusion from the “investment company” status under the Investment Company Act of 1940 (“1940 Act”) on which the Operating Partnership and each of its subsidiaries currently rely and on which they intend to rely and the specific basis for your position.

In response to the Staff’s comment, the Company respectfully refers the Staff to the Company’s April 15, 2022 response to comment 6 from the Staff’s March 18, 2022 comment letter (the “Prior Response”), which response has been updated and supplemented below. In addition, the Company respectfully refers the Staff to the structure chart contained on page 3 of the Amended Registration Statement.

As noted in the Prior Response, the Company, through its operating partnership, NRI Real Token LP, a Delaware limited partnership (the “Operating Partnership”) and its wholly-owned subsidiaries (collectively, the Operating Partnership and such subsidiaries, the “Operating Subsidiaries”) operates as a real estate investment trust to own, develop, and manage the Property. As also noted in the Prior Response, the Company conducts, and intends to continue to conduct, its operations and those of the Operating Subsidiaries so that neither the Company nor any of the Operating Subsidiaries will be required to register as an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act” or the “1940 Act”).

NRI Real Estate Investment and Technology, Inc.

January 13, 2023

Definition of “Investment Company” Under Section 3(a)(1)

Under the relevant provisions of Section 3(a)(1) of the Investment Company Act, an issuer will not be deemed an investment company if:1

●	it neither is, nor holds itself out as being, engaged primarily, nor proposes to engage primarily, in the business of investing, reinvesting or trading in securities (the “Primarily Engaged Test”); and

●	it neither engages nor proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities, and does not own or propose to acquire “investment securities” having a value exceeding 40% of the value of its total assets (excluding cash items and government securities, each as used in the Investment Company Act (such total assets after exclusion, “Non-Cash Assets”)) on an unconsolidated basis (the “40% Test”).

For the purposes of the 40% Test, the term “investment securities”2 excludes, among other things, securities issued by majority-owned subsidiaries3 that are not themselves “investment companies” under the Investment Company Act and that are not relying on the exclusion from the definition of “investment company” set forth in Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act (an issuer relying on the Section 3(c)(1) or 3(c)(7) exclusion being an “Exempt Private Fund” and a majority-owned subsidiary that is not an investment company and is not an Exempt Private Fund being referred to herein as a “non-IC majority-owned subsidiary”).

Definitional Exclusion Provided by Section 3(c)(5)(C)

Beyond the “definitional exclusion” (i.e., not meeting the definition of an “investment company” under Section 3(a)(1) of the Investment Company Act), Section 3(c)(5)(C) of the Investment Company Act excludes from the definition of “investment company” any issuer that (a) is engaged primarily in the business of “purchasing or otherwise acquiring mortgages and other liens on and interests in real estate” and (b) does not issue redeemable securities.4 The Staff has consistently taken the position that an issuer may rely on this exclusion if “at least 55% of the issuer’s assets consist of ‘mortgages and other liens on and interests in real estate’ (called to as “qualifying interests”) and the remaining 45% of the issuer’s assets consist primarily of real estate-type interests.”5 The Staff has continued that, in order to “meet the 45% real estate-type interest test, an issuer must invest at least 25% of its total assets in real estate-type interests (subject to reduction to the extent that the issuer invests more than 55% of its total assets in qualifying interests) and may invest no more than 20% of its total assets in miscellaneous investments.”6 In other words, as long as 55% (or more) of an issuer’s assets are invested in qualifying interests, and 80% (or more) assets are invested in a combination of qualifying interests and real estate-type interests, meaning no more than 20% of the issuer’s assets are invested in miscellaneous (i.e., non-real estate) assets, the issuer will qualify for this Section 3(c)(5)(C) exclusion. We refer to this as the “55/80 Test”.

[1]	For the purposes of this response, because neither the Company nor any Operating Subsidiary is engaged, proposes to be engaged, or has been engaged at any time in the business of issuing face-amount certificates of the installment type (as defined in Section 2(a)(15) of the Investment Company Act), we have omitted a detailed discussion of Section 3(a)(1)(B) of the Investment Company Act as clearly not applicable.

[2]	As defined in Section 3(a)(2) of the Investment Company Act.

[3]	As defined in Section 2(a)(24) of the Investment Company Act.
[4]	“Redeemable securities” have the meaning given in Section 2(a)(32) of the Investment Company Act.
[5]	Capital Trust, Inc., SEC No-Act, May 24, 2007 (“Capital Trust”).
[6]	Id. In addition, this viewpoint has been repeated several times, including, by way of example, in the concept release Companies Engaged in the Business of Acquiring Mortgages and Mortgage-Related Instruments, SEC Rel. IC-29778 (2011) (the “Concept Release”), and Redwood Trust, Inc., SEC No-Act, August 15, 2019.

NRI Real Estate Investment and Technology, Inc.

January 13, 2023

Definitional Exclusion Provided by Section 3(c)(6)

Further, Section 3(c)(6) of the Investment Company Act excludes from the definition of “investment company” any issuer that, among other things, is primarily engaged, either directly or through majority-owned subsidiaries, in the Section 3(c)(5)(C) business referenced in the preceding sentence. Although there is less guidance on the topic, the Staff has been quoted as saying that “’primarily engaged,’ as used in Section 3(c)(6), should be interpreted consistently with the definition of that term as it appears elsewhere in the 1940 Act.”7 The Staff, in other contexts, has said that “the term ‘primarily engaged’ in a business has been taken to mean that at least 55% of a company’s assets are employed in, and 55% of a company’s income is derived from, that business.”8 In other words, if an issuer has devoted 55% or more of its assets to, and receives 55% or more of its income from, a majority-owned subsidiary, such issuer can be said to be “primarily engaged” in the business of such majority-owned subsidiary. We refer to this as the “55/55 Test”.

Application to the Operating Subsidiaries

The Company believes that the Operating Subsidiaries are not investment companies or Exempt Private Funds because each passes the Primarily Engaged Test and the 40% Test, consequently meaning no Operating Subsidiary meets the definition of an “investment company” under Section 3(a)(1) of the Investment Company Act. Further, while only one “out” from the Investment Company Act is necessary, the Company also believes that the Operating Subsidiaries are not investment companies or Exempt Private Funds because each is able to rely on the exclusion from the definition of “investment company” set forth in either Section 3(c)(5)(C) or Section 3(c)(6) (or both) of the Investment Company Act.

As shown on the structure chart referenced above, (1) the Operating Partnership owns 100% of the securities issued by 1350 S Dixie Holdings LLC (“Holdings”), (2) Holdings owns 100% of the securities issued by 1350 S Dixie Mezz Borrower LLC (“Mezz”), (3) Mezz owns 100% of the securities issued by 1350 S Dixie LLC (“Property Owner”), and (4) Property Owner owns 100% of the securities issued by NRI Real Token Tenant, LLC (“Tenant”).9 Further, because such securities identified in the preceding sentence reflect all of the voting securities10 issued by each of Holdings, Mezz, Property Owner, and Tenant, each of Holdings, Mezz, Property Owner, and Tenant is a majority-owned subsidiary of, respectively, the Operating Partnership, Holdings, Mezz, and Property Owner.

[7]	Investment Company Determination under the 1940 Act, Exemptions and Exceptions, Robert H. Rosenblum, ABA Section of Business Law and the ABA (2003).
[8]	Exemption from the Investment Company Act of 1940 for the Offer and Sale of Securities by Foreign Banks and Foreign Insurance Companies, 1940 Act Rel. No. 17682 (1990).
[9]	Excluding any non-voting notes, to the extent deemed to be securities, issued to third-party lenders in traditional / mezzanine borrowing arrangements.
[10]	As defined in Section 2(a)(42) of the Investment Company Act.

NRI Real Estate Investment and Technology, Inc.

January 13, 2023

Tenant

Tenant neither is, nor holds itself out as being, engaged primarily, nor does Tenant propose to engage primarily, in the business of investing, reinvesting or trading in securities. Further, Tenant’s sole assets consist of, and are anticipated to consist of, its leasehold interest in the Property and cash items (if any) (meaning the value11 of the lease is, and is expected to continue to be, at least 60% of the value of Tenant’s total, unconsolidated Non-Cash Assets), and Tenant neither holds nor is anticipated to hold, securities of any kind. As such, Tenant passes, and expects to continue to pass, each of the Primarily Engaged Test and the 40% Test, and is not an “investment company” under Section 3(a)(1) of the Investment Company Act. Further, the value of the lease (which is a qualifying interest)12 represents, and is expected to continue to represent, at least 80% of Tenant’s total unconsolidated assets, meaning that Tenant passes, and expects to continue to pass, the 55/80 Test and qualifies for the exclusion provided by Section 3(c)(5)(C).

Property Owner

Property Owner neither is, nor holds itself out as being, engaged primarily, nor does Property Owner propose to engage primarily, in the business of investing, reinvesting or trading in securities. Further, Property Owner’s sole assets consist of, and are anticipated to consist of, its fee interest in the Property (and the lease associated therewith), the securities issued to it by Tenant, and cash items (if any). As a result, the value of the fee interest in the Property and the securities issued to Property Owner by Tenant (a non-IC majority-owned subsidiary of Property Owner) is, and is expected to continue to be, at least 60% of the value of Property Owner’s total, unconsolidated Non-Cash Assets. Further, Property Owner neither holds nor is anticipated to hold, investment securities of any kind, and neither holds nor intends to hold securities other than those issued by Tenant. As such, Property Owner passes, and expects to continue to pass, each of the Primarily Engaged Test and the 40% Test, and is not an “investment company” under Section 3(a)(1) of the Investment Company Act.

Further, the value of the Property Owner’s fee interest in the Property (which is a qualifying interest)13 represents at least 80% of Property Owner’s total unconsolidated assets, meaning that Property Owner passes the 55/80 Test and qualifies for the exclusion provided by Section 3(c)(5)(C). Additionally, Property Owner has devoted, and expects to continue to devote, at least 55% of its unconsolidated assets to, and receives and expects to continue to receive at least 55% of its total income from, its investments in the Property (a Section 3(c)(5)(C) business) and Tenant (a Section 3(c)(5)(C)-qualifying non-IC majority-owned subsidiary and business). As such, Property Owner also passes and expects to continue to pass the 55/55 Test, qualifying for the exclusion provided by Section 3(c)(6).

[11]	As defined in Section 2(a)(41) of the Investment Company Act.
[12]	See, e.g., Capital Trust and the Concept Release.
[13]	See, e.g., Capital Trust and the Concept Release.

NRI Real Estate Investment and Technology, Inc.

January 13, 2023

Mezz

Mezz neither is, nor holds itself out as being, engaged primarily, nor does Mezz propose to engage primarily, in the business of investing, reinvesting or trading in securities. Further, Mezz’s sole assets consist of, and are anticipated to consist of, the securities issued to it by Property Owner and cash items (if any). As a result, the value of the securities issued to Mezz by Property Owner (a non-IC majority-owned subsidiary of Mezz) is, and is expected to continue to be, at least 60% of the value of Mezz’s total, unconsolidated Non-Cash Assets. Further, Mezz neither holds nor is anticipated to hold, investment securities of any kind, and neither holds nor intends to hold securities other than those issued by Property Owner. As such, Mezz passes, and expects to continue to pass, each of the Primarily Engaged Test and the 40% Test, and is not an “investment company” under Section 3(a)(1) of the Investment Company Act.

Further, Mezz has devoted, and expects to continue to devote, at least 55% of its unconsolidated assets to, and receives and expects to continue to receive at least 55% of its total income from, its investment in Property Owner (a Section 3(c)(5)(C)-qualifying and Section 3(c)(6)-qualifying non-IC majority-owned subsidiary and business). As such, Mezz also passes and expects to continue to pass the 55/55 Test, qualifying for the exclusion provided by Section 3(c)(6).

Holdings

Holdings neither is, nor holds itself out as being, engaged primarily, nor does Holdings propose to engage primarily, in the business of investing, reinvesting or trading in securities. Further, Holdings’s sole assets consist of, and are anticipated to consist of, the securities issued to it by Mezz and cash items (if any). As a result, the value of the securities issued to Holdings by Mezz (a non-IC majority-owned subsidiary of Holdings) is, and is expected to continue to be, at least 60% of the value of Holdings’s total, unconsolidated Non-Cash Assets. Further, Holdings neither holds nor is anticipated to hold, investment securities of any kind, and neither holds nor intends to hold securities other than those issued by Mezz. As such, Holdings passes, and expects to continue to pass, each of the Primarily Engaged Test and the 40% Test, and is not an “investment company” under Section 3(a)(1) of the Investment Company Act.

Further, Holdings has devoted, and expects to continue to devote, at least 55% of its unconsolidated assets to, and receives and expects to continue to receive at least 55% of its total income from, its investment in Mezz (a Section 3(c)(6)-qualifying non-IC majority-owned subsidiary and indirect Section 3(c)(5)(C) business). As such, Holdings also passes and expects to continue to pass the 55/55 Test, qualifying for the exclusion provided by Section 3(c)(6).

The Operating Partnership

The Operating Partnership neither is, nor holds itself out as being, engaged primarily, nor does the Operating Partnership propose to engage primarily, in the business of investing, reinvesting or trading in securities. Further, the Operating Partnership’s sole assets consist of, and are anticipated to consist of, the securities issued to it by Holdings and cash items (if any). As a result, the value of the securities issued to the Operating Partnership by Holdings (a non-IC majority-owned subsidiary of the Operating Partnership) is, and is expected to continue to be, at least 60% of the value of the Operating Partnership’s total, unconsolidated Non-Cash Assets. Further, the Operating Partnership neither holds nor is anticipated to hold, investment securities of any kind, and neither holds nor intends to hold securities other than those issued by Holdings. As such, the Operating Partnership passes, and expects to continue to pass, each of the Primarily Engaged Test and the 40% Test, and is not an “investment company” under Section 3(a)(1) of the Investment Company Act.

Further, the Operating Partnership has devoted, and expects to continue to devote, at least 55% of its unconsolidated assets to, and receives and expects to continue to receive at least 55% of its total income from, its investment in Holdings (a Section 3(c)(6)-qualifying non-IC majority-owned subsidiary and indirect Section 3(c)(5)(C) business). As such, the Operating Partnership also passes and expects to continue to pass the 55/55 Test, qualifying for the exclusion provided by Section 3(c)(6).

NRI Real Estate Investment and Technology, Inc.

January 13, 2023

5.	As noted in our comment of March 18, 2022, please revise the risk disclosure in Item 1A in the Form 10 to include a sufficiently detailed discussion of the basis of the Company’s view that neither it nor its subsidiaries will be required to register as “investment companies” under the 1940 Act.

In response to the Staff’s comment, the Company has revised its risk factor on page 8 of the Amended Registration Statement.

Discrepancies Between the Blockchain and the Transfer Agent’s Book-Entry, page 60

6.	Refer to your responses to comments 5 and 9. Please describe the Transfer Agent’s process for deactivating the Security Tokens if the private key is lost; the Transfer Agent’s process for verifying the book entry position and deactivating the Security Tokens if a custodial error or transfer error has occurred; and describe situations in which the Transfer Agent would be unable to deactivate Security Tokens and the consequences. Also, describe the step-by-step process to remedy discrepancies in the event a transfer has not been entered in the Transfer Agent’s records and the process to remedy discrepancies between the Transfer Agent’s distributed ledger and the Transfer Agent’s book-entry record, including which record controls.

The Company advises the Staff that the Company’s Transfer Agent maintains the wallet account address location of each shareholder in the Transfer Agent’s book-entry master record. If a private key to access any account is lost, upon notification of the lost key status by a properly authorized custodian or investor, the Transfer Agent will review its own book-entry master record to determine the correct ownership, including current and past holdings. Once the Transfer Agent determines the correct ownership, the Transfer Agent will request the address of a replacement account location from the custodian or investor. The Transfer Agent will then update the book-entry master record and adjust the associated account and balances and send the replacement token to the replacement account.

Similar to the process for a lost key, upon notification of a potential discrepancy, including due to a custodial error or transfer error, the Transfer Agent will review its book entry master record to determine the correct ownership. Once the correct ownership is determined, the Transfer Agent will use its account to correct the error by adjusting the balances for the applicable accounts.

The Company believes that the only circumstance in which the Transfer Agent would be unable to deactivate Security Tokens is where both the Transfer Agent and the Company accounts associated with the investor address became inaccessible. The Company believes that this is very unlikely, but if this occurred, the ability to transfer ownership would be suspended. After such dissociation, a new token with appropriate Transfer Agent and Company access would be created with the balances from the applicable investor accounts restored so that any Layer One institutional wallet management system would refer to the new token address. The new token would have a reference to the old token to evidence prior transaction records on the layer one blockchain.

In the event a transfer has not been entered in the Transfer Agent’s records, the parties involved in the transfer would notify the Transfer Agent of the missing transfer record with appropriate documentation evidencing the transfer and the identity of the transfer parties. After review and reconciliation by the Transfer Agent, which would also include review of available ATS records, the transfer will be record by the Transfer Agent in its book-entry master record.

The Transfer Agent does not utilize a public or third party blockchain to record book entry positions. Instead, the Transfer Agent utilizes distributed ledger technology in the same way software systems utilize traditional database, file and other forms of storage of data records. The Transfer Agent uses the same standard software tools and techniques as traditional software systems for management integrity, including application and audit logging for transactions throughout the process to diagnose and reconcile any issues that arise. This process is intended to provide for an immutable recordation of documents, authorizations, and governance-based logging of activity. The distributed ledger's mathematical, encrypted provability extends to the record file data for efficacy as a shared repository between supervised intermediaries and institutions. As a result, the Transfer Agent’s book entry master record will always control in the event of any discrepancies.

NRI Real Estate Investment and Technology, Inc.

January 13, 2023

Transfer Restrictions, page 60

7.	Refer to your response to comment 10. Please describe the “holder’s investor portal” referenced on page 60. In addition, disclose how you will determine that the holder has satisfied conditions under applicable securities laws to have the restriction removed, including whether the holder will be obligated to submit an opinion of counsel.

The Company advises the Staff that the “holder’s investor portal” refers to the account provided to the holder on a Company provided web-based software portal showing ownership positions as reflected by the Transfer Agent’s master record. The investor portal is also described on page 61 of the Amended Registration Statement. In addition, in response to the Staff’s comment, the Company has revised the disclosure on page 62 of the Amended Registration Statement to disclose how the Company intends to determine whether a holder has satisfied the conditions to have a restrictive legend removed as well as the fact that a holder is not expected to be required to submit an opinion of counsel.

Audited Financial Statements for the years ended December 31, 2021 and 2020, page F-1

8.	We note that your registered public accounting firm, Berkower LLC, was censured by the SEC on September 30, 2022, and the engagement partner on your audits for the years ended December 31, 2021 and 2020 has been suspended from appearing or practicing before the Commission as accountants pursuant to Rule 102(e) of the Commission’s Rules of Practice, Making Findings, and Imposing Remedial Sanctions. You can find a copy of the order on the SEC’s website at Berkower LLC; Michael G. Mullen, CPA; and Maurice Berkower, CPA (sec.gov). Given that you appear to continue to engage Berkower LLC as your registered public accounting firm after the censure of the accounting firm, please confirm to us that that neither Michael G. Mullen, CPA nor Maurice Berkower, CPA, are part of the engagement team performing audit and review procedures after September 30, 2022.

The Company respectfully advises the Staff that Michael G. Mullen, CPA nor Maurice Berkower, CPA were part of the engagement team for the September 30, 2022 review nor will they be part of the audit team until at least their censure has expired, if at all.

9.	We note that the registered public accounting firm, ASA & Associates LLP, with its headquarters in New Delhi, India, participated in the audit of your financial statements for the year ended December 31, 2021 along with Berkower LLC at a level just under 20% of total audit hours for the year ended December 31, 2021. Please tell us the nature of role that ASA & Associates LLP played in the audit of your December 31, 2021 financial statements given that you do not appear to have any operations outside of the United States.

The Company advises the Staff that Berkower has advised the Company that ASA & Associates LLP was part of the Berkower LLC engagement team staff for the December 31, 2021 audit. The Company has been advised that Berkower was responsible for the supervision and review of the work performed by the ASA & Associates LLP staff and all of such work performed by ASA & Associates LLP was remotely.

NRI Real Estate Investment and Technology, Inc.

January 13, 2023

1. Summary of Significant Accounting Policies

Organization, page F-6

10.	We have considered your response to comment 12. In your responses to comments 16 and 17 in your letter dated July 20, 2022, you state that NRI Real Token Thesis LLC controlled the Operating Partnership, prior to the September 30, 2022 reorganization. It appears that ASC 810-10-25-44 is only applicable in circumstances where no one party could be determined to have the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance. Given your July 20, 2022 response which appears to indicate that NRI Real Token Thesis LLC controlled the Operating Partnership, please tell us how you have determined that ASC 810-10-25-44 is applicable.

Upon further review of the agreements and the organizational structure of the Company, NRI Real Token Thesis LLC and the Operating Partnership, the Company believes that the management of all three entities is common. As a result, the financial statements of the Company will be shown on a combined consolidated basis prospectively, under ASC 810. NRI Real Token Thesis is managed by NRI Real Token Advisors LLC, through an advisory agreement. The Company, NRI Real Token Advisors LLC, NRI Real Token LP and NRI Real Token Thesis LLC share common management through a common President and/or Chief Executive Officer, Brent Reynolds.

After the recapitalization transaction on November 19, 2021, NRI Real Token Thesis LLC controlled the day-to-day operations of the Operating Partnership. After the reorganization event on September 30, 2022, the Company controlled the day-to-day operations of the Operating Partnership. Both entities are under common management.

Management of the Company considered filing a non-reliance 8-K but determined that since the historical and prospective periods will include combined consolidated financial statements, the currently issued financial statements are materially correct. Management will disclose the updated reporting entities in the organizational structure. Management considered the guidance in SAB Topic 1.M and noted that the error does not impact financial / entity-specific trends, does not change analysis consensus expectations, does not change income to a loss, or any other meaningful investor metric.

11.	Please tell us how you accounted for the reorganization which occurred on September 30, 2022 (e.g., business combination, reorganization of entities under common control, etc.) To the extent you have accounted for the transaction as a reorganization of entities under common control, please provide us with an analysis detailing how common control was established prior to and after the reorganization. Additionally, please tell us whether any consideration was exchanged between the parties as a result of the transaction.

The 2022 reorganization was accounted for as a reorganization under ASC 805-50-30-7a. The Company was and is the General Partner both before and after the transaction. No cash or other consideration was given in the transaction. The 2022 transaction lacked economic substance, was not at arm’s length, lacked consideration (other than transaction costs), and ownership in the operating partnership remained materially identical before and after the transaction.

12.	Please provide us with an analysis detailing the partnership rights held by NRI Real Token Thesis LLC prior to and after the September 30, 2022 reorganization, tell us how those rights changed as a result of the reorganization and explain to us how you concluded NRI Real Token Thesis no longer has a controlling interest in the Operating Partnership as a result of the reorganization. In addition, please tell us how you have accounted for the change in control of the Operating Partnership as a result of the reorganzation.

Prior to September 30, 2022, the rights of NRI Real Token Thesis LLC included the discretion to manage and control the business of the Operating Partnership and make decisions affecting the business and assets of the Partnership including the ability to acquire, construct, sell, borrow, pay operating costs and general administrative expenses. However, major decisions required the consent of both the REIT General Partner and Sponsor General Partner. After September 30, 2022, NRI Real Token Thesis LLC did not have control of the Operating Partnership and its interest was only that of a limited partner.

The reorganization was accounted for as a reorganization under ASC 805-50-30-7a. the Company was the general partner both before and after the transaction. No cash or consideration was given in the transaction. The transaction on September 30, 2022 lacked economic substance, was not at arm’s length, lacked consideration (other than transaction costs), and ownership in the operating partnership remained materially the same before and after the transaction. There was a high degree of common management in the operating partnership prior to and after the transaction.

NRI Real Estate Investment and Technology, Inc.

January 13, 2023

13.	We have reviewed your response to comment 11. Based on your responses it appears that your basis for recording the acquisition of 1350 S Dixie Holdings LLC by the Operating Partnership on November 19, 2021 as a reorganization of entities under common control relies on Messrs. Nolan, Reynolds and O’Neill representing a common control group prior to and after the transaction. In that regard, we note that these three individuals are unrelated, no single entity held a more than 50% ownership interest in property prior to the transaction and, per your response, there is no written agreement between these individuals, either prior to or subsequent to the acquisition, to vote a majority of membership interests in concert. Please tell us how you are able to determine that these three individuals represent a common group, or revise you accounting for the acquisition of 1350 S Dixie Holdings LLC by the Operating Partnership.

Since no written agreement exists which documents a common control group among the Messrs. Nolan, Reynolds and O’Neill, the Company has revised its accounting to address this issue prospectively.

Management believes that presenting parent only financial statements would not be meaningful to an investor. Going forward, the Company will present combined consolidated financial statements under ASC 810 to improve transparency for investors. The combined entities are the Company and NRI Real Token Thesis LLC. The Company and NRI Real Token Thesis have common executives and a common chief executive officer, common commitments and investments, and commonly financed activities: this is the basis for presenting combined financial statements.

If you have any questions or comments concerning this submission or require any additional information, please do not hesitate to call Paul Berkowitz, Esq. at (305) 579-0658.

Very truly yours,

GREENBERG TRAURIG, P.A.

By:	/s/ Paul Berkowitz
Paul Berkowitz, Esq.

cc:	Brent Reynolds, Chief Executive Officer